

Sohui Kim

Chef Owner The Good Fork

Greater New York City Area

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Clovis and Boots

Barnard College

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468 connections

Experience

President
Clovis and Boots
Mar 2006 – Present • 12 yrs 5 mos
Brooklyn, New York

Co-founder of Clovis and Boots Inc. Executive Chef of The Good Fork restaurant since 2006.



Chef in Private Dining
Sony BMG
Apr 2004 – Oct 2005 • 1 yr 7 mos

One of seven chefs working in the Private Dining Room for Executives

Education



Barnard College
BA, Political Science
1992 – 1994



Bowdoin College
BA, Government
1990 – 1992

Skills & Endorsements

Chef · 25
Ellen Thurston and 24 connections have given endorsements for this skill

Restaurants · 20
Aruna Goldstein and 19 connections have given endorsements for this skill

Event Planning · 15

Ellen Thurston and 14 connections have given endorsements for this skill

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Interests

Barnard College
Barnard College
23,779 followers

Bowdoin College
Bowdoin College
20,775 followers